UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Under the Securities Exchange Act of 1934

(Amendment No. )

Bridgeline Digital, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

10807Q205

(CUSIP Number)

March 28, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

√   Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 10807Q205	SCHEDULE 13G	Page 2 of 5 Pages

1       NAME OF REPORTING PERSONS.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert F. Taglich

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) ☐

                                                                                                                                   (b) ☐

3       SEC USE ONLY

4       CITIZENSHIP OR Place of Organization

United States of America

NUMBER OF SHARES	5	SOLE VOTING POWER	1,406,517*
BENEFICIALLY OWNED	6	SHARED VOTING POWER	0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	1,406,517*
PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,406,517*

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     ☐

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12     TYPE OF REPORTING PERSON

IN

*See Item 4 – Ownership. Based on 21,704,741 shares of common stock outstanding as of March 28, 2014.

CUSIP No. 10807Q205	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Bridgeline Digital, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

80 Blanchard Road, Burlington, MA 01803

Item 2(a). Name of Person Filing:

Robert F. Taglich.

Item 2(b). Address of Principal Business Office or, if none, Residence:

790 New York Avenue, Huntington, NY 11743

Item 2(c). Citizenship:

Mr. Taglich is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e). CUSIP Number:

10807Q205

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b) – 1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

CUSIP No. 10807Q205	SCHEDULE 13G	Page 4 of 5 Pages

Item 4. Ownership

(a)	Amount beneficially owned 1,406,517

(b)	Percent of class 6.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,406,517 (including 153,846 shares issuable upon conversion of convertible notes and 258,965 shares issuable upon the exercise of warrants)

(ii)	Shared power to vote or to direct the vote: Not applicable

(iii)	Sole power to dispose or to direct the disposition of: 1,406,517 (including 153,846 shares issuable upon conversion of convertible notes and 258,965 shares issuable upon the exercise of warrants)

(iv)	Shared power to dispose or to direct the disposition of: Not applicable

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following 

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8. Identification and Classification of Members of a Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

CUSIP No. 10807Q205	SCHEDULE 13G	Page 5 of 5 Pages

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 16, 2014

By: /s/ Robert F. Taglich
Robert F. Taglich